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January 6, 2011	Hwan Kim 202-457-8025 HKim@pattonboggs.com

Mr. Mark Brunhofer
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Rexahn Pharmaceuticals, Inc. Form 10-K for the year ended December 31, 2009 Filed March 31, 2010 File No. 001-34079

Dear Mr. Brunhofer:

On behalf of Rexahn Pharmaceuticals, Inc. (the “Company”), we hereby request that the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) grant the Company an extension for filing its response to the Staff’s comments regarding the above referenced Annual Report on Form 10-K for the year ended December 31, 2009 (“Form 10-K”) contained in the Staff’s letter to Tae Heum Jeong dated December 21, 2010.  The Company expects to file its response to the Staff’s comments on the Form 10-K on or before January 21, 2011.

The Company thanks you for your consideration of the requested extension and is available to answer any questions you may have.

Respectfully submitted,

/s/Hwan Kim

Hwan Kim